Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF
PETROCORP INC.

Petrocorp Inc. (the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That by joint written consent of the Board of Directors and the holders of the majority of the issued and outstanding shares of Petrocorp Inc., was duly adopted setting forth the proposed amendment of the Amended and Restated Certificate of Incorporation, as amended to date (the “Certificate of Incorporation”) of the Corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that paragraph Fourth of the Amended and Restated Certificate of Incorporation of the Corporation be amended by deleting the first sentence thereof in its entirety and replacing said sentence with the following:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 500,000,000 shares of Common Stock, $0.0001 par value per share (the “Common Stock”) and 1,000,000 shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”) (collectively, Common Stock and Preferred Stock are referred to herein as “Capital Stock”).

SECOND: That thereafter, pursuant to the joint resolution of its Board of Directors and stockholders of said corporation holding the necessary number of shares as required by statute consented to the said amendment in writing, in lieu of a meeting, in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said the corporation has caused this certificate to be signed this 30th day of November 2022.

By:	/s/ Doron Yom Tov
	Title:	Chairman of the Board